SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

WESTERN ALLIANCE BANCORPORATION

(Name of Issuer)

COMMON STOCK, $0.0001 par value per share

(Title of Class of Securities)

957638 10 9

(CUSIP Number)

June 27, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[	]	Rule 13d-1(b)

[	]	Rule 13d-1(c)

☒	Rule 13d-1(d)

_______________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 957638 10 9	SCHEDULE 13G

1	NAMES OF REPORTING PERSONS Robert G. Sarver
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,950,141
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,950,141
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,950,141
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.7%(1)
12	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Based on 34,058,669 shares of the Western Alliance Bancorporation’s common stock outstanding as of June 30, 2008.

CUSIP No. 957638 10 9	SCHEDULE 13G

This Amendment No. 1 relates to the Statement of Acquisition of Beneficial Ownership on Schedule 13G filed by Robert G. Sarver with the U.S. Securities and Exchange Commission on February 10, 2006 (the “Schedule 13G”). The Schedule 13G is hereby amended to reflect a purchase of 302,000 shares of Western Alliance Bancorporation’s common stock by Mr. Sarver, in connection with a private placement transaction to a limited number of accredited investors, and is hereby restated in its entirety to read as set forth herein.

Item 1(a).	Name of Issuer:

Western Alliance Bancorporation

Item 1(b).	Address of Issuer’s Principal Executive Offices:

2700 W. Sahara Avenue, Las Vegas, Nevada 89102

Item 2(a).	Name of Person Filing:

Robert G. Sarver

Item 2(b).	Address of Principal Business Office:

2700 W. Sahara Avenue

Las Vegas, Nevada 89102

Item 2(c).	Citizenship:

United States

Item 2(d).	Title of Class of Securities:

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number:

957638 10 9

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable

Item 4.	Ownership.

(a)	Amount beneficially owned: 2,950,141 shares

Mr. Sarver’s share amount beneficially owned includes:

(i)	2,494,316 shares held directly;

(ii) 153,429 shares held by several trusts;

(iii) 30,000 shares held by his spouse (Mr. Sarver disclaims beneficial ownership of these shares);

(iv) 166,022 shares held by a limited partnership;

CUSIP No. 957638 10 9	SCHEDULE 13G

(v) 75,000 shares subject to stock options held by Mr. Sarver that are exercisable within 60 days of the date hereof; and

(vi) 31,374 shares held by a corporation.

(b)	Percent of class: 8.7%
(c)	Number of shares as to which the person has:
(i)	Sole power to vote or to direct the vote: 2,950,141
(ii)	Shared power to vote or to direct the vote: 0
(iii)	Sole power to dispose or to direct the disposition of: 2,950,141
(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

CUSIP No. 957638 10 9	SCHEDULE 13G

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 3, 2008
/s/ Robert G. Sarver
Name: Robert G. Sarver
Title: President, Chairman and Chief Executive Officer